Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Starfield Resources Plans Detailed Airborne Survey of Moonlight Copper
     Project

     /NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN
THE U.S./

     Data to guide geochemical sampling, geologic mapping, exploration drilling

     TORONTO, April 7, 2010 /CNW/ - Starfield Resources Inc. ("Starfield" or
the "Company") (TSX: SRU) today announced that Fugro Airborne Surveys has been contracted to fly a detailed airborne DIGHEM electromagnetic (EM) and aeromagnetic survey of the Company's entire Moonlight copper project in the
Lights Creek Mining District of Plumas County, California.
     The survey, totaling 412 line kilometers, is to be undertaken in late
April. The information it generates will provide the basis for further geochemical sampling, detailed geologic mapping and exploration drilling.
     The Moonlight project, located 167 kilometres northwest of Reno, Nevada, consists of 419 unpatented claims and 36 patented claims. Previous exploration and/or production on the project has defined three advanced exploration targets: Moonlight Valley, Superior and Engels, as well as five early stage copper targets: Blue Copper, Sulfide Ridge, Copper Mountain, Osmeyer Ridge and
Ruby mine.
     The DIGHEM survey will focus in particular on the historic Engels and
Superior mining district due to its tremendous exploration potential. These historic mines, which are covered by a large number of patented mining claims, reportedly produced 161.5 million pounds of copper and 1.9 million ounces of silver from 4.7 million tons of ore.
     At the Engels mine, Starfield completed a three-hole drilling program in
November 2009 that confirmed the presence of strong copper mineralization over broad intervals. Two holes were targeted in an area of a previous discovery, with one hole being an infill hole and the other hole being a step-out hole.
As summarized in a news release dated November 25, 2009, both holes intersected significant copper values with intersections grading 3.26% copper over 74.3 feet with other intervals up to 11.25% copper over 9.7 feet. The third hole was drilled nearby, but in the opposite direction, and was stopped when it encountered old mine workings. Historical underground data, including a diamond drill hole collared 1748 feet below the surface that intersected
32.5 feet of 4.1% Cu, indicates that high grade structurally controlled copper mineralization continues to depth. Compilation of historical underground data for the Engels mine is in progress, and there are some preliminary indications that this mineralized structural zone may remain open along strike, as well as at depth.
     In the Moonlight Valley and the Superior Mine, prior exploration drilling and/or underground development has respectively defined sulphide resources of
250 million tons averaging 0.31% Cu and 43 million tons averaging 0.56% Cu.
Based on the information currently available, both resources are believed to be open to expansion with continued exploration drilling.
     The technical information in this news release has been reviewed by Ray
Irwin, BSc, P.Geo, a Qualified Person in accordance with National Instrument
43-101.

     About Starfield

     Starfield Resources Inc. is an exploration and development stage company exploring for copper, nickel, and platinum group elements (PGE) in North
America. The Company has three main projects: a PGE project in Montana's
Stillwater District; a copper project in California's historic Moonlight
Copper Mining District; and a copper/nickel/cobalt/PGE project in Ferguson
Lake, Nunavut. Additional assets include a diamond joint venture in Nunavut, additional copper/nickel/chrome projects in Montana, and a portfolio of eight gold properties in Nevada that are currently under joint venture agreement.
Starfield is also funding the development of a novel, environmentally friendly and energy efficient hydrometallurgical process to recover metals from massive sulphides.

     Forward-Looking Statements

     This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend,"
"believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the
Canadian Securities Administrators' website located at www.sedar.com. The
Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

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     %CIK: 0001074795

     /For further information: Andre J. Douchane, President and CEO, (416)
860-0400 ext. 222, adouchane(at)starfieldres.com; Greg Van Staveren, Chief
Financial Officer, (416) 860-0400 ext. 223, gvanstaveren(at)starfieldres.com;
Connie Anderson, Investor Relations, (416) 860-0400 ext. 228,
canderson(at)starfieldres.com/
     (SRFDF SRU.)

CO:  Starfield Resources Inc.

CNW 17:00e 07-APR-10